PRESS RELEASE

ASANKO GOLD PROVIDES AN UPDATE ON THE

ASANKO GOLD MINE LIFE OF MINE PLAN

Vancouver, British Columbia, August 14, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to provide an update on the work underway to update the Mineral Resource and Reserve Estimate for the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) between Asanko and Gold Fields, which is operated by Asanko.

Following a recent planning session between the AGM JV partners, key decisions were made and agreed between the parties as to the basis for an updated Mineral Resource and Reserve Estimate which is expected to be effective as at December 31, 2019 and published in Q1 2020.

Key Scope Items:

•Mine plan based on the open pit Mineral Reserves at Esaase and Nkran (reflecting Cut 2 with stripping now nearing completion and a further Cut 3 pushback) as well as Mineral Resources from satellite pits at Akwasiso, Adubiaso, Abore and Asuadai;

•Production based on the existing processing plant and infrastructure treating 5.4 million tonnes per annum (“Mtpa”) of ore;

•Targeting a remaining life of mine of 8-10 years with gold production of 225,000 to 250,000 ounces per year;

•Mineral resource models for all pits based on Localized Uniform Condition (LUC) methodology which has been proven over the last 12 months of operations to provide reliable reconciliation with mining;

•Classification of Mineral Resources will be based on NI 43-101 standards and consistent with Gold Fields’ operating practices;

•Mineral Reserve estimates to be generated based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimizing (MSO) software which has been demonstrated in operations to provide reliable estimates;

•Ore will continue to be transported from the Esaase pit to the processing facility via road trucks.  The existing 27km haul road will be upgraded as required to support higher haulage rates in the future;

•Significant capital expenditure is expected to be limited to the relocation of the Tetrem village (commencing in Q3 2019), an upgrade to the Esaase ore haul road (anticipated in 2022), waste stripping of Nkran Cut 3 and ongoing Tailing Storage Facility capital;

•Life of mine capital is not expected to include any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure;

•Metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model developed by the AGM JV partners based on a test-work program underway.

“We have now aligned our development philosophy for the Asanko Gold Mine with our focus on near term free cash-flow generation,” said Greg McCunn, Chief Executive Officer. “As a result of the collaboration efforts of the joint Technical Committee of the JV, the joint venture now has a clear road map to complete this study in coordination with the year-end.  Going forward, we expect to provide annual updates to the Mineral Resource and Reserve estimates.

The AGM is well positioned to generate positive cash flow in Q4 2019 and in 2020, following the completion this quarter of the major capital stripping program at Nkran. The updated life of mine plan will give us the basis from which to continue to develop a long life asset through our exploration strategy on the highly prospective 21,000 hectare land package.  There are numerous high priority targets within trucking distance of the existing facilities and with exploration drilling underway this quarter, we expect to be profitably mining at the Asanko Gold Mine for a very long time.”

Mineral Resource and Reserve Estimate

Localised Uniform Conditioning (LUC) has been adopted for mineral resource modelling at all deposits at the AGM. This methodology has been proven over the last 12 months of operations to provide reliable reconciliation with mining.  The type of mineralisation prevalent in the various open pits show a juxtaposition of high grade mineralization in close proximity to low grade mineralization and waste material.  The adopted estimation methodology was selected to limit risk of overestimation of tonnes, and underestimation of grade that can happen when drill spacing is still quite broad and linear estimation methodologies such as Ordinary Kriging are used.

All deposit models have been updated with geological domain boundaries and key mineralisation controlling structures which have been derived from production grade control models developed over the past 18 months of operation.  Geological modelling based on recent mining activity at the Esaase pit is still being finalized and is expected to be completed in Q4 2019.

The updated model for Esaase includes a detailed re-investigation of the controls to mineralization within the Esaase deposit which involved:

•drilling an additional 4,900m of reverse circulation (“RC”) drilling (84 new RC holes) to more accurately delineate the surface oxide,

•re-logging of 43,000m (163 holes) of historical diamond drilling to improve the structural and lithological interpretation of the controls to mineralization, including the development of new wireframes, and

•reviewing the geostatistical modelling methodologies best suited to Esaase.

In addition to the modelling updates, mineral resource classification definitions have been adopted which are more rigorous than previous classification definitions, and are now consistent with those used by Gold Fields across other operations.  It is expected that some of the Mineral Resources at Esaase categorized in 2017 as Measured and Indicated will be reclassified as Inferred Mineral Resources.

Datamine Mine Stope Optimizing (MSO) software which has been demonstrated in operations to provide reliable estimates will be used to generate the Mineral Reserve estimates based on the Measured and Indicated Mineral Resources.  Adoption of trucking transport solution will also increase the cut-off grade utilised in the estimation of Mineral Reserves.

Metallurgical Test-work

As part of the approval of commencement of mining activities at the Esaase deposit in early 2019, the JV initiated a metallurgical test-work program to improve the confidence in metallurgical recovery estimates for the fresh ore at Esaase.  Current mining operations are mining oxide ores from the Esaase deposit, which represent approximately 30% of the resource.  Oxide ore recovery is well understood and approximately 30% of the ore feed for the current operations is being sourced from Esaase oxides with metallurgical plant recovery of gold of over 93%.

In future years, mining will progress through the transition zone at Esaase and into fresh ore.  Prior metallurgical test-work undertaken on the Esaase deposit was predominantly directed at a different metallurgical flowsheet which included flotation ahead of carbon-in-leach gold recovery.   The recent infill drilling campaign was able to produce samples for a metallurgical test-work program which has been underway in 2019.  It is expected that metallurgical test-work will continue throughout 2019 and 2020, well ahead of the expected processing of fresh ore in the processing plant.

For the updated Mineral Resource and Reserve estimate, a metallurgical model is being developed which will incorporate estimates in overall recovery of gold from Esaase fresh ore based on processing the ore in the existing processing plant.

Gold Price Assumptions

Consistent with prior estimates, it is expected that the Mineral Resources will be constrained to a US$1,500/oz pit shell and the Mineral Reserves will be estimated using US$1,300/oz gold price.  A range of gold price sensitivities will be included in the updated technical report.

Updated Technical Report

Given the described changes to the basis and to the scope, the updated life of mine plan may be significantly different from the previously stated life of mine plan set out in the December 20, 2017 Definitive Feasibility Study (the “12/17 DFS”).

The anticipated reclassification of certain of the Measured and Indicated Mineral Resources at Esaase to Inferred Mineral Resources will result in a reduction in the number of ounces which can then be classified as Proven and Probable Mineral Reserves. This reclassification and the incorporation of updated design parameters and cost information are not expected to alter the conclusions of the 12/17 DFS that the Esaase deposit is technically and economically feasible. However, the reclassification is likely to impact adversely on the P5M estimate of net present value (“NPV”) in the 12/17 DFS (US$658 million) which, as the sensitivity analysis of NPV shows, is affected by a number of factors including process plant throughput, resource size, metal prices, capital costs and operating costs.

The updated Mineral Resource and Reserve estimate will be supported by an updated NI 43-101 report for the Asanko Gold Mine which will be published no later than 45 days after releasing the updated Mineral Resource and Reserve estimate.

Qualified Person Statement

Frederik Fourie (Pr.Eng), Asanko Senior Mining Engineer, is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

Lynette Gould – SVP Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +1 778 729 0608 Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated or anticipated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.